Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

June 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Ms. Irene Paik

Ms. Bonnie Baynes

Ms. Angela Connell

Re:	Verrica Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 5, 2018

File No. 333-225104

Ladies and Gentlemen:

On behalf of our client, Verrica Pharmaceuticals Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letters dated April 26, 2018 and June 4, 2018 (the “Comment Letters”), relating to the Confidential Draft Registration Statement on Form S-1 submitted on March 30, 2018 and the Registration Statement on Form S-1 filed May 22, 2018. In response to the Comments set forth in the Comment Letters, the Company has revised the Registration Statement and is filing via EDGAR an amendment to the Registration Statement (the “Amended Registration Statement”) together with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement previously filed on May 22, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Comment Letter dated April 26, 2018

Use of Proceeds, page 62

June 5, 2018

6.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates other than VP-102 for the treatment of molloscum through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 6

In response to the Staff’s comment, which the Company had responded to in part in a letter dated May 2, 2018, the Company has further revised the disclosure on page 63 of the Amended Registration Statement.

Comment Letter dated June 4, 2018

Risk Factors, page 59

1.	We note your revised disclosure that under your amended and restated certificate of incorporation, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the risks associated with such provision.

Response to Comment 1

In response to the Staff’s comment, the Company has added disclosure on page 59 of the Amended Registration Statement.

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Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at (212) 479-6474 or Darren DeStefano at (703) 456-8034.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ted White, Verrica Pharmaceuticals Inc.

Chris Degnan, Verrica Pharmaceuticals Inc.

Darren DeStefano, Cooley LLP

Mark Ballantyne, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP